Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Moynehan	David	L.
(Street)	(City)	(State)	(Zip Code)
Riverside Gas and Oil Co. P.O. Box 136	Chestertown	NY	12817

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
November 26, 2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[x] Director
[ ] 10% Owner
[ ] Officer	(title)
[ ] Other	(specify)

7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	2A. Deemed Execu- tion Date, if any (M/D/Y)	3. Trans- action Code		4. Securities Acquired(A) Disposed(D)			5. Amount of Securities Benficially Owned Following Reported Transactions	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	A (1) 9/13/02 11/18/02		B R J(1)	V V V	65 7 5	A A A	A(1) $31.72 NA	105	I	ESPP
Common Stock	9/13/02 11/18/02 11/26/02		R J(1) J(2)	V V	1 12 57	A A A	$31.72 NA $30.39	325	D	DRIP
Common Stock	11/18/02		J(1)	V	412	A	NA	8,662	D
Common Stock	11/18/02		J(1)	V	543	A	NA	11,414	D	Custody Account
Common Stock	11/18/02		J(1)	V	185	A	NA	3,886	D	Custody Account w/ Wife

A (1) = Acquired on two dates in 2002 by the Trustee of the Employee Stock Purchase Plan (ESPP) at prices of $29.01 and $30.90 for a non-weighted average of $29.96.

J (2) = Semi annual Director's retainer payment. Shares acquired by the Administrator of the Directors' Stock Plan

J(1) = 5% stock dividend

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Tran- action Date (M/D/Y)	3A. Deemed Execution Date, if Any (M/D/Y)	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
None

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
None

Explanation of Responses:

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date:

11/27/02